Exhibit 1

FOR IMMEDIATE RELEASE	13 August 2012

WPP PLC (“WPP”)

JWT agrees to acquire full ownership of

Manajans Thompson in Turkey

WPP announces that its wholly owned operating company JWT, the global marketing communications agency, has agreed to acquire further shares in Manajans Thompson Reklam Isleri A.S., (“Manajans”), one of Turkey’s best known agencies, subject to regulatory approval. WPP has held a minority stake in Manajans since 1985 and will, following completion, own 100% of Manajans.

Founded in 1944, Manajans is based in Istanbul and employs approximately 70 people. Clients include Bayer, Nokia, Shell, Turkcell and Ülker.

Manajans’ unaudited revenues for the year ended 31 December 2011 were TL 8.0 million with gross assets as at the same date of TL 8.6million.

This investment continues WPP’s strategy of investing in fast growing markets and sectors, such as the Next 11 (which includes Turkey) where WPP employs 10,000 people and generates revenues (including associates) of around US$800 million, In Turkey itself, WPP companies (including associates) employ nearly 1,000 people, generating revenues of US$100 million.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204